FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

STATEMENT REGARDING PFIZER ANNOUNCEMENT

The Board of AstraZeneca PLC ("AstraZeneca") notes the announcement by Pfizer Inc. ("Pfizer") earlier today.

On 26 April 2014, Ian Read, Chairman and CEO of Pfizer, contacted Leif Johansson, the Chairman of AstraZeneca for the first time since January 2014. In this discussion, the Chairman of Pfizer did not make a specific proposal regarding an offer to acquire AstraZeneca, but nevertheless Pfizer requested that both companies issue a joint statement, prior to the market open on 28 April 2014, announcing that they had entered into discussions regarding a combination. The Board of AstraZeneca considered this request and concluded that, absent a specific and attractive proposal, it was not appropriate to engage in discussions with Pfizer.

Background
On 25 November 2013, AstraZeneca received an initial contact from Ian Read on behalf of Pfizer, in which he proposed that the two companies discuss a combination. Leif Johansson, Chairman of AstraZeneca, expressed confidence in AstraZeneca's prospects as an independent business. Nevertheless, AstraZeneca agreed to an exploratory meeting and subsequently met with Pfizer on 5 January 2014 in New York.

At this meeting, Pfizer made a preliminary and conditional proposal regarding a possible offer for AstraZeneca (the "Proposal"). The Proposal comprised £13.98 in cash (30%) and 1.758 Pfizer shares (70%) per AstraZeneca share, representing a value of £46.61 per AstraZeneca share, based on the closing price of Pfizer shares of $30.52 on 3 January 2014. The Proposal also involved a new US listed and headquartered holding company.

The Board of AstraZeneca concluded that the Proposal very significantly undervalued AstraZeneca and its prospects.  The Board highlighted its concerns regarding the proposed transaction structure, which contained a large proportion of the consideration in Pfizer shares. The Board of AstraZeneca also raised certain concerns regarding the execution risks associated with the proposed inversion structure, as Pfizer would redomicile to the UK for tax purposes. As a result, AstraZeneca wrote to Pfizer on 12 January 2014 rejecting the proposal and did not engage further with Pfizer.  AstraZeneca was subsequently notified by Pfizer on 15 January 2014 that it was no longer actively considering making an offer for AstraZeneca.

AstraZeneca's share price has performed strongly and consistently since late last year as AstraZeneca has continued to deliver on its clearly stated strategy, in particular the strengthening of its diabetes franchise and the progression of its oncology pipeline.

Strategic Update
The Board remains committed to executing the strategy announced by AstraZeneca in March 2013. This strategy centres on re-establishing scientific leadership and returning to growth, by:

▪ Driving a pure-play, innovative, science-based biopharmaceutical business across three high-growth therapeutic areas: oncology; cardio-metabolism; respiratory, inflammation and autoimmunity;

▪ Capitalising on AstraZeneca's key existing growth platforms, in particular the growth potential in Brilinta, diabetes, respiratory, Japan, and AstraZeneca's leading presence in emerging markets, such as China, where significant further potential exists;

▪ Building on AstraZeneca's unique positioning in oncology to provide innovative therapies within its portfolio and exploit combination synergies between small and large molecules, with the publication of key pipeline data expected in 2014/2015;

▪ Delivering on and accelerating a growing late stage pipeline which currently comprises 11 phase III programmes and 28 phase II programmes; and

▪ A clear capital allocation policy including a commitment to a strong balance sheet, a progressive dividend policy and a strong, investment grade credit rating. This framework allows AstraZeneca to continue to generate significant value for AstraZeneca shareholders balancing further investment in the pipeline and growth alongside a sustained drive for productivity and efficiencies.

AstraZeneca has demonstrated strong momentum across all elements of this strategy, through accelerated development of the pipeline and business development opportunities and implementation of organisational changes with significant anticipated financial benefits. This was evidenced most recently in AstraZeneca's Q1 results which highlighted the significant progress made towards achieving scientific leadership in core therapeutic areas.

Accordingly, the Board remains confident in the ongoing execution of AstraZeneca's strategy as an independent company and that its successful delivery will create significant value for shareholders.

This statement is being made by AstraZeneca without prior agreement or approval of Pfizer. There can be no certainty that an offer will be made nor as to the terms on which any offer might be made. Shareholders are strongly advised to take no action.

A copy of this announcement will be available on AstraZeneca's website at www.astrazeneca.com.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

AstraZeneca Enquiries

Investor Relations:                                              Karl Hård (London)                  +44 (0) 20 7604 8123
Colleen Proctor (US)                +1 302 886 1842
Jens Lindberg (London)          +44 (0) 20 7604 8414
Anthony Brown (London)      +44 (0) 20 7604 8067

Corporate Communications:                              Vanessa Rhodes                      +44 (0) 20 7604 8037
                                                                                Esra Erkal-Paler                        +44 (0) 20 7604 8030

RLM Finsbury:                                                   Conor McClafferty                    + 44 (0) 20 7251 3801

Adviser Enquiries

Robey Warshaw:                                               Simon Robey                           +44 (0) 20 7317 3900
                                                                              Simon Warshaw

Evercore Partners:                                             Francois Maisonrouge            +1 212 857 3100

Goldman Sachs:                                                Karen Cook                               +44 (0) 20 7774 1000
                                                                            Phil Raper (Corporate Broking)

Morgan Stanley:                                              Colm Donlon                              +44 (0) 20 7425 8000
                                                                            Andrew Foster (Corporate Broking)

Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), AstraZeneca confirms that, as at the date of this announcement, it has 1,261,623,977 ordinary shares of US$0.25 each in issue and admitted to trading on the main market of the London Stock Exchange.  The International Securities Identification Number for the ordinary shares is GB0009895292.

AstraZeneca has an American Depositary Receipts ("ADR") programme for which JPMorgan Chase Bank acts as Depositary. One ADR represents one ordinary share of US$0.25.  The ADRs trade on the New York Stock Exchange. The International Securities Identification Number for these securities is US0463531089.

Further Information

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the matters referred to in this announcement.

Evercore Partners International LLP ("Evercore"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Evercore, nor for providing advice in relation to the matters referred to in this announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this announcement.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to AstraZeneca, and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. International plc, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than AstraZeneca for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward-Looking Statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Proposal, and other information published by AstraZeneca contain statements which are, or may be deemed to be, "forward-looking statements", including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AstraZeneca about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  Although AstraZeneca believes that the expectations reflected in such forward-looking statements are reasonable, AstraZeneca can give no assurance that such expectations will prove to be correct.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any delays in the manufacturing, distribution and sale of any of AstraZeneca's products; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as AstraZeneca expects; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the impact of failing to attract and retain key personnel and to successfully engage with AstraZeneca's employees; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.  Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  Such forward-looking statements should therefore be construed in the light of such factors.  Neither AstraZeneca nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur.  You are cautioned not to place undue reliance on these forward-looking statements.  Other than in accordance with its legal or regulatory obligations, AstraZeneca is not under any obligation, and AstraZeneca expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

28 April 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 April 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary